Exhibit 1.1

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 Monish.bahl@cdcsoftware.com	Public Relations Scot McLeod CDC Corporation 678-259-8625 scotmcleod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Games Makes Investment In
Strategic Online Games Developer in Korea

Beijing, Dec. 19, 2006 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), announced today it has signed a definitive agreement to make an investment of KRW 1.5 billion (approximately US$1.62 million) in Gorilla Banana. CDC Games will be the company’s second largest shareholder and Peter Yip, CEO of CDC Corporation, will serve on the board of directors of Gorilla Banana.

With this investment CDC Games will begin to position itself as much more than a publisher of games in China. In addition to the exclusive rights for distribution in China of Gorilla Banana’s first game, the much anticipated Red Blood, CDC Games will have exclusive rights to distribution in India. Company officials view India as the world’s next emerging games market and this expansion will further distance CDC Games from its legacy competitors in China. This is also viewed as the first step in a continuing expansion that will leverage the global infrastructure established by the CDC family of companies including offices in over 30 countries and more than 400 software engineers and developers in India. To further enable this expansion, CDC Games will continue to leverage its initiatives thus far to establish exclusive partnerships with proven, world class designers, developers and publishers.

Gorilla Banana is an independent, online games development company founded in February 2006 whose founders include Musik Jung, Jung-Uk Lee and Do-Hyung Lim, who were formerly game directors at NCsoft, the largest online game publisher in South Korea. Mr. Jung was founding chairman of the Korea Game Developers Association from 1999 to 2005. In November 2006, Gorilla Banana executives were joined by former executive members of Grigon Entertainment, Chanjoon Kim, former COO of Grigon and Chun-Hyok Chong, former head of development of Grigon. Korea-based Grigon Entertainment and Atlanta-based Cartoon Network currently have a co-development partnership that will launch The Cartoon Network Universe MMORPG (massive multiplayer online game) for the global marketplace in 2008. Gorilla Banana will launch their first game Red Blood, a free-to-play MMORPG (massive multiplayer online role-playing game) based on an immensely popular comic book series in Korea, in 2008.

The free-to-play model is very familiar territory for CDC Games. With Yulgang, the company’s current blockbuster online game in China, CDC Games pioneered the free-to-play, pay-for-merchandise market for online games in China. The company already has an established following of over 37 million registered users of Yulgang and as a result, CDC Games has quickly become a leader in online and mobile games in China and is expecting continued strong growth due to the huge popularity of games in that country.

“CDC Games is one of the most successful online game companies in China and we are delighted to have them as an investor,” said Chanjoon Kim, co-CEO of Gorilla Banana. “With the investment and their breadth of operations and expertise in China, the world’s largest online games market, we expect to see significant success of our online games in the global marketplace.”

“Our investment in Gorilla Banana will provide us with future innovative and highly popular online games for our China and India markets that will fuel our continued strong growth,” said Xiaowei Chen, CEO of CDC Games. “We firmly believe this will be a very successful partnership because of their impressive expertise and proven track record in delivering widely popular and innovative online games for the global marketplace, and will enable us to position ourselves as more than a publisher of online games.”

CDC Games also plans to launch its licensed The Lord of the Rings Online™: Shadows of Angmar™, a MMORPG based on the literary works of J.R.R. Tolkien, next year and has licensed two additional widely popular games in the Asian markets, “Special Force” and “Stone Age 2”, both also planned for delivery in China next year.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games

CDC Games is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation. CDC Games is one of the market leaders of online and mobile games in China with over 37 million registered users.

About Gorilla Banana Entertainment

Gorilla Banana Entertainment is an independent developer of massively multiplayer online entertainment focused on combining global best-of-class technology with Korea’s best game development talent and know-how to create original online entertainment. The company is based in Seoul, Korea.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of such investment to provide innovative and popular online games for the China and India markets, the ability of such investment to fuel growth, the track record of Gorilla Banana delivering popular and innovative games, the anticipated launch dates for future games by CDC Games, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful MMORPGS; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.